SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                                  ------------

                                    FORM 8-A/A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                              J.C. Nichols Company
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              (Exact name of registrant as specified in its charter)

     Missouri                                                       44-0371610

(State of incorporation or organization) (IRS Employer Identification No.)

     310 Ward Parkway
     Kansas City, MO                                                  64112

(Address of principal executive offices)                             (Zip Code)


Securities registered pursuant to Section 12(b) of the Act:

Title of each class                             Name of each exchange on which
to be so registered                             each class is to be registered

         If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A.(c)(1), please check the following box. /_/

         If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act if 1933 pursuant to General Instruction A.(c)(2), please check the following box. /_/

         Securities to be registered pursuant to Section 12(g)of the Act:

                         Right to Purchase Common Stock
                        --------------------------------
                                (Title of Class)


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                  INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.                 Description of Registrant's Securities to be Registered.

         On July 25, 1997, the Board of Directors of J.C. Nichols Company, a Missouri corporation (the "Company"), declared a dividend of one Common Stock Purchase Right (a "Right") for each share of Common Stock, $.01 par value
("Common Stock"), of the Company outstanding at the close of business on July 28, 1997, or such later date as this Registration Statement on Form 8-A is declared effective (the "Record Date"), or issued thereafter and prior to the Distribution Date (as defined in the Rights Agreement described below). The
Rights are being issued pursuant to a Rights Agreement between the Company and American Stock Transfer & Trust Agreement.

         Each Right entitles its registered holder to purchase from the Company, after the Distribution Date (as defined below), 0.15 of one share of Common Stock for $24.00 (the "Exercise Price"), subject to adjustment. The Rights will be evidenced by the Common Stock certificates until the "Distribution Date", which is the close of business on the earlier of the date (i) the tenth business day (or such later date as the Board of Directors of the Company may from time to time fix by resolution adopted prior to the Distribution Date that would otherwise have occurred) after the date on which any Person (as defined in the Rights Agreement) commences a tender or exchange offer which, if consummated, would result in such Person's becoming an Acquiring Person, as defined below, and (ii) the tenth business day (or such earlier or later date as the Board of Directors of the Company may from time to time fix by resolution adopted prior to the Flip-in Date (as defined below) that would otherwise have occurred) after the first date of public announcement by the Company that such Person has become an Acquiring Person (the "Flip-in Date"); provided that if a tender or exchange offer referred to in clause (i) is canceled, terminated or otherwise withdrawn prior to the Distribution Date without the purchase of any shares of stock pursuant thereto, such offer shall be deemed never to have been made.

         An "Acquiring Person" is any Person who is the Beneficial Owner (as defined in the Rights Agreement) of 15% or more of the outstanding shares of Common Stock of the Company then outstanding, but shall not include the Company, any Subsidiary (as defined in the Rights Agreement) of the Company, any employee benefit plan of the Company or any Subsidiary of the Company, or any Person holding Common Shares for or pursuant to the terms of any such plan. Notwithstanding the foregoing, no Person shall become an "Acquiring Person" as the result of (a) Beneficial Ownership of 15% or more of the outstanding shares of Common Stock on the date of this Agreement, (b) an acquisition by the Company of shares of Common Stock then outstanding, (c) the acquisition by such Person of newly issued shares of Common Stock directly from the Company (it being understood that a purchase from an underwriter or other intermediary is not directly from the Company) or (d) an acquisition of some or all of the shares of Common Stock held by any employee benefit plan of the Company, so long as such transaction is approved in advance by the Board of Directors of the Company based on their conclusion that such transaction is in the best interest of all shareholders of the Company; provided, however, that if a Person shall be the Beneficial Owner of 15% or more of the shares of Common Stock of the Company on the date hereof, or shall become the Beneficial Owner of 15% or more of the shares of Common Stock of the Company then outstanding by reason of share purchases by the Company or the receipt of newly issued shares of Common Stock directly from the Company, and thereafter shall become the Beneficial Owner of any additional shares of Common Stock of the Company, then after such acquisition of additional shares such Person shall be deemed to be an "Acquiring Person." Notwithstanding the foregoing, if the Board of Directors of the Company determines in good faith that a Person who would otherwise be an "Acquiring Person," as defined pursuant to the foregoing provisions of this paragraph,


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has become  such  inadvertently,  and such  Person  divests as promptly as practicable (and in any event within ten business days after notification by the Company) a sufficient number of shares of Common Stock so that such Person would no longer be an Acquiring Person, as defined pursuant to the foregoing provisions of this paragraph, then such Person shall not be deemed to be an "Acquiring Person" for any purposes of this Agreement.

         The Rights Agreement provides that, as of the Record Date and until the Distribution Date, the Rights will be evidenced by certificates for the Common Stock registered in the names of the holders of the Common Stock and the registered holders of the Common Stock shall also be registered holders of the associated Rights. Until the Distribution Date (or the earlier redemption, expiration or termination of the Rights), the surrender for transfer of any of the certificates of the Common Stock outstanding in respect of which Rights have been issued shall also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. Certificates for the Common Stock issued after the Record Date, but prior to the earliest of the Distribution Date, the Redemption Date or the Expiration Time, shall evidence one Right and shall contain a legend incorporating by reference the terms of the Rights Agreement (as such may be amended from time to time). With respect to such certificates not containing the aforementioned legend, until the Distribution Date (or the earlier redemption, expiration or termination of the rights), the Right associated with the Common Stock represented by such certificate shall be evidenced by such certificate alone.

         The Rights will not be exercisable until the Business Day (as defined in the Rights Agreement) following the Distribution Date. The Rights will expire on the earliest of (i) the Exchange Time (as defined below), (ii) the close of business on the tenth anniversary of the Rights Agreement, (iii) the date on which the Rights are redeemed as described below and (iv) upon certain mergers of the Company with another corporation pursuant to an agreement entered into prior to a Flip-in Date (in any such case, the "Expiration Time").

         The Exercise Price and the number of Rights outstanding, or in certain circumstances the securities purchasable upon exercise of the Rights, are subject to adjustment from time to time to prevent dilution in the event of a Common Stock dividend on, or a subdivision or a combination into a smaller number of shares of, Common Stock, or the issuance or distribution of any securities or assets in respect of, in lieu of or in exchange for Common Stock.

         In the event that prior to the Expiration Time a Flip-in Date occurs, each Right (other than Rights Beneficially Owned by the Acquiring Person or any Affiliate or Associate thereof, which Rights shall become void) shall constitute the right to purchase from the Company, upon the exercise thereof in accordance with the terms of the Rights Agreement, that number of shares of Common Stock of the Company having an aggregate Market Price (as defined in the Rights
Agreement), on the date of the public announcement by the Company of an Acquiring Person's becoming such (the "Shares Acquisition Date") that gave rise to the Flip-in Date, equal to twice the Exercise Price for an amount in cash equal to the then current Exercise Price. In addition, the Board of Directors of the Company may, at its option, at any time after a Flip-in Date and prior to the time an Acquiring Person becomes the Beneficial Owner of more than 50% of the outstanding shares of Common Stock, elect to exchange all (but not less than all) the then outstanding Rights (other than Rights Beneficially Owned by the Acquiring Person or any Affiliate or Associate thereof, which Rights become void) for shares of Common Stock at an exchange ratio of one-half of one share


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of Common  Stock per Right,  appropriately  adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date of the Distribution Date (the "Exchange Ratio"). Immediately upon such action by the Board of Directors (the "Exchange Time"), the right to exercise the Rights will terminate and each Right will thereafter represent only the right to receive a number of shares of Common Stock equal to the Exchange Ratio.

         Whenever the Company shall become obligated under the preceding paragraph to issue shares of Common Stock upon exercise of or in exchange for Rights, the Company, at its option, may substitute therefor shares of other debt or equity securities of equal value.

         In the event that prior to the Expiration Time the Company enters into, consummates or permits to occur a transaction or series of transactions after the time an Acquiring Person has become such in which, directly or indirectly,
(i) the Company shall consolidate or merge or participate in a share exchange with any other Person if, at the time of the consolidation, merger or share exchange or at the time the Company enters into an agreement with respect to such consolidation, merger or share exchange, the Acquiring Person controls the Board of Directors of the Company (as "control" is defined in the Rights Agreement) and either (A) any term of or arrangement concerning the treatment of shares of capital stock in such merger, consolidation or share exchange relating to the Acquiring Person is not identical to the terms and arrangements relating to other holders of Common Stock or (B) the Person with whom the transaction or series of transactions occurs is the Acquiring Person or an Affiliate or Associate of the Acquiring Person or (ii) the Company shall sell or otherwise transfer (or one or more of its Subsidiaries shall sell or otherwise transfer) assets (A) aggregating more than 50% of the assets (measured by either book value or fair market value) or (B) generating more than 50% of the operating income or cash flow of the Company and its Subsidiaries (taken as a whole) to any other Person (other than the Company or one or more of its wholly-owned Subsidiaries) or to two or more such Persons which are Affiliates or Associates or otherwise acting in concert, if, at the time the Company (or any such Subsidiary) enters into an agreement with respect to such sale or transfer, the Acquiring Person Controls the Board of Directors of the Company (a "Flip-over Transaction or Event"), the Company shall take such action as shall be necessary to ensure, and shall not enter into, consummate or permit to occur such Flip-over Transaction or Event until it shall have entered into a supplemental agreement with the Flip-over Entity (as defined in the Rights Agreement), for the benefit of the holders of the Rights, providing, that upon consummation or occurrence of the Flip- over Transaction or Event (i) each Right shall thereafter constitute the right to purchase from the Flip-over Entity, upon exercise thereof in accordance with the terms of the Rights Agreement, that number of shares of Flip-over Stock (as defined in the Rights Agreement) of the Flip-over Entity having an aggregate Market Price on the date of consummation or occurrence of such Flip-Over Transaction or Event equal to twice the Exercise Price for an amount in cash equal to the then current Exercise Price and (ii) the Flip-over Entity shall thereafter be liable for, and shall assume, by virtue of such Flip-over Transaction or Event and such supplemental agreement, all the obligations and duties of the Company pursuant to the Rights Agreement. For purposes of the foregoing description, the term "Acquiring Person" shall include any Acquiring Person and its Affiliates and Associates counted together as a single Person.

         The Board of Directors of the Company may, at its option, at any time prior to the close of business on the Flip-in Date, redeem all (but not less than all) the then outstanding Rights at a price of $.01 per Right (the "Redemption Price"), as provided in the Rights Agreement. Immediately upon


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the action of the Board of Directors of the Company electing to redeem the
Rights, without any further action and without any notice, the right to exercise the Rights will terminate and each Right will thereafter represent only the right to receive the Redemption Price in cash for each Right so held.

         The holders of Rights will, solely by reason of their ownership of Rights, have no rights as stockholders of the Company, including, without limitation, the right to vote or to receive dividends.

         The Rights Agreement (which includes as Exhibit A the forms of Rights Certificate and Election to Exercise) is attached hereto as an exhibit and is incorporated herein by reference. The foregoing description of the Rights is qualified in its entirety by reference to the Rights Agreement and such exhibit thereto.

        A description of the Registrant's Common Stock is incorporated herein by reference to the description set forth herein as Exhibit 2.

Item 2.   Exhibits.

    1.1   Rights Agreement dated as of July 28, 1997 (attached hereto as
          Exhibit 1.

    1.2   Description of Registrant's Common Stock (attached hereto as
          Exhibit 2).

                                  SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Registration
Statement to be signed on its behalf by the undersigned, thereto duly authorized.

                              J.C. NICHOLS COMPANY


                              By:  /s/ Barrett Brady
                              Barrett Brady, President

Dated:   July 29, 1997


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                                 EXHIBIT INDEX

Exhibit No.    Description

         1     Rights Agreement between J.C. Nichols Company and American
               Stock Transfer & Trust Company, as Rights Agent (including as Exhibit A to the Rights Agreement, the Form of Rights Certificate and of Election to Exercise).

         2      Description of Registrant's Common Stock.